Filed by Terra Property Trust, Inc.

Commission File No. 333-265836

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Terra Income Fund 6, Inc.

Commission File No. For Registration Statement on Form S-4 filed by Terra Property Trust, Inc.: 333-265836

This filing relates to the Agreement and Plan of Merger, dated as of May 2, 2022 (as amended, the “Merger Agreement”), by and among Terra Property Trust, Inc., a Maryland corporation (“TPT”), Terra Income Fund 6, Inc., a Maryland corporation (“Terra BDC”), Terra Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of TPT (“Merger Sub”), Terra Income Advisors, LLC, a Delaware limited liability company, and Terra REIT Advisors, LLC, a Delaware limited liability company.

Pursuant to the Merger Agreement, Terra BDC will, subject to the satisfaction of the closing conditions set forth in the Merger Agreement, merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger and a wholly owned subsidiary of TPT.

The following is an email regarding the Merger first sent by Mediant Communications, Inc, Terra BDC’s proxy solicitor, to certain holders of outstanding shares of Terra BDC’s common stock on September 7, 2022.

YOUR VOTE IS MISSING—PLEASE VOTE TODAY!

Dear Stockholder,

You are receiving this email because we have not received your vote in favor of the proposals to the voted upon at the 2022 Special Meeting of Stockholders (the “Special Meeting”) of Terra Income Fund 6, Inc (“Terra BDC’). The Special Meeting will be held on September 12, 2022. Your vote is needed for us to receive the number of shares required to hold the Special Meeting. Please carefully consider the following information regarding certain of the proposals you are being asked to approve at the Special Meeting.

THE MERGER PROPOSAL

You are being asked to approve, among other matters, the Merger of Terra BDC with and into Terra Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Terra Property Trust, Inc. (“TPT”), pursuant to the Agreement and Plan of Merger, dated as of May 2, 2022 (as amended, the “Merger Agreement”). Approval of the Merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC’s common stock entitled to vote on the Merger at the Special Meeting.

The board of directors of Terra BDC (the “Terra BDC Board”), including the special committee of the Terra BDC Board formed to evaluate the Merger and related transactions (the “Special Committee”), has determined that the Merger will provide a number of significant strategic opportunities and benefits and will be in the best interests of Terra BDC’s stockholders. Factors considered by the Terra BDC Board and the Special Committee in reaching such determination include:

•	following the Merger, TPT and its subsidiaries (collectively, the “Combined Company”) will benefit from enhanced diversification across geographic markets and asset types;

•

the enhanced size, scale and financials of the Combined Company will likely improve access to capital markets and reduce the cost of capital, which can be used to support strategic investments that drive growth opportunities, and may increase opportunities for stockholder liquidity;

•

the Combined Company’s improved access to capital may permit the Combined Company to meet the additional capital needs for Terra BDC’s assets and, therefore, to hold such assets longer in order to potentially achieve superior returns on those assets than could be achieved by Terra BDC due to the potential need for Terra BDC to sell assets prematurely to raise capital; and

•

the Combined Company’s integrated organizational structure will allow the Combined Company’s management to focus its efforts solely on the Combined Company, thereby achieving substantial operating and cost efficiencies.

The Terra BDC Board unanimously recommends that you vote “FOR” the Merger.

THE CHARTER AMENDMENT PROPOSAL

In addition to the Merger, you are being asked to approve an amendment to the Terra BDC charter deleting certain substantive and procedural provisions related to certain “Roll-Up Transactions” (the “Terra BDC Charter Amendment”). Approval of the Terra BDC Charter Amendment requires the affirmative vote of the holders of at least a majority of the outstanding shares of Terra BDC’s common stock entitled to vote on the Terra BDC Charter Amendment at the Special Meeting.

Terra BDC believes that it would not be practical to complete the Merger if it were required to comply with the provisions related to Roll-Up Transactions. Therefore, the Merger is specifically conditioned on the Terra BDC Charter Amendment being approved and becoming effective.

The Terra BDC Board unanimously recommends that you vote “FOR” the Terra BDC Charter Amendment.

THE BDC ELECTION WITHDRAWAL PROPOSAL

In addition to the Merger, you are being asked to approve the withdrawal by Terra BDC (the “BDC Election Withdrawal”) of its election to be treated as a “business development company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Approval of the BDC Election Withdrawal proposal requires the affirmative vote of the lesser of (1) 67% or more of the shares of Terra BDC’s common stock present and entitled to vote on the BDC Election Withdrawal at the Special Meeting, if the holders of 50% or more of the outstanding shares of Terra BDC’s common stock are present at the Special Meeting in person or by proxy, or (2) more than 50% of the outstanding shares of Terra BDC common stock entitled to vote on the BDC Election Withdrawal at the Special Meeting.

If the BDC Election Withdrawal is not approved, Terra BDC will be prohibited from closing the Merger because of the restrictions on affiliated transactions set forth in the Investment Company Act.

The Terra BDC Board unanimously recommends that you vote “FOR” the BDC Election Withdrawal.

Voting online only takes a minute. Please click the secure link below and you will be directed to the voting site.

http://www.proxypush.com/Terra

Your Voting Control Number is:

[_]

Thank you for your participation!

Terra Income Fund 6, Inc.

* Please do not reply to this e-mail. This e-mail is for informational purposes only.

ADDITIONAL INFORMATION

In connection with the proposed Merger, TPT prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus jointly prepared by TPT and Terra BDC, and other related documents. The proxy statement/prospectus contains important information about the proposed Merger and related matters. The registration statement on Form S-4 has been declared effective by the SEC. STOCKHOLDERS OF TERRA BDC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY TPT AND TERRA BDC WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TPT, TERRA BDC AND THE PROPOSED MERGER.

Stockholders of Terra BDC may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Terra BDC and TPT with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Terra BDC and TPT with the SEC are also available free of charge on Terra BDC’s website at www.terrafund6.com and TPT’s website at www.terrapropertytrust.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Terra BDC and its directors and executive officers, and certain other affiliates of Terra BDC, may be deemed to be participants in the solicitation of proxies from Terra BDC’s stockholders in respect of the proposed Merger. Information regarding Terra BDC’s directors and executive officers can be found in Terra BDC’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger. These documents are available free of charge on the SEC’s website and from Terra BDC using the sources indicated above.